UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the Fiscal Year Ended December 31, 2002
                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

                         Commission File Number: 0-14209

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         FirstBank Northwest 401 (k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         FirstBank NW Corp.
         920 Main Street
         Lewiston, Idaho  83501

Financial Statements and Exhibits
---------------------------------

(a)      Financial Statements

         The FirstBank Northwest 401 (k) Plan became effective as of January 1, 1994. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2002 and 2001.

(b)      Exhibit 23 Consent of Independent Auditors

                                   SIGNATURES

         The Plan. Pursuant to the requirement of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      /s/ DONNA SHEETS
                                      ------------------------------------------
                                      Trustee, FirstBank Northwest 401 (k) Plan

                                      By: /s/ DONNA SHEETS
                                          --------------------------------------
                                          Donna Sheets
                                          Human Resources Manager
                                          FirstBank Northwest

Date:  June 27, 2003

                         FIRSTBANK NORTHWEST 401(K) PLAN

                          INDEPENDENT AUDITOR'S REPORT
                                       AND
                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS
================================================================================


Independent auditor's report                                                   1


Financial statements
         Statement of net assets available for benefits                        2
         Statement of changes in net assets available for benefits             3
         Notes to financial statements                                       4-8


Supplemental information
         Schedule of assets (held at end of year)                              9
         Schedule of reportable transactions                                  10

INDEPENDENT AUDITOR'S REPORT



To the Board of Trustees
FirstBank Northwest 401(k) Plan
Lewiston, Idaho


We have audited the accompanying statements of net assets available for Plan benefits of FirstBank Northwest 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for Plan benefits for the year ended December 31, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the FirstBank Northwest 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for Plan benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ MOSS ADAMS, LLP

Spokane, Washington
May 9, 2003

FIRSTBANK NORTHWEST 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
================================================================================


                                     ASSETS

                                                             December 31,
                                                       -------------------------
                                                          2002           2001
                                                       ----------     ----------

Cash                                                   $   39,741     $   25,735
                                                       ----------     ----------

Investment, at fair value:
   Common stock                                         2,638,473      1,961,554
   Mutual funds                                           893,395        685,099
   Participant loans                                           --          7,195
                                                       ----------     ----------

                                                        3,531,868      2,653,848
                                                       ----------     ----------

Receivables:
   Participant contributions                               14,691          7,394
   Employer matching contribution                           1,947          1,618
   Employer discretionary contribution                     34,984         36,062
                                                       ----------     ----------

                                                           51,622         45,074
                                                       ----------     ----------

          NET ASSETS AVAILABLE FOR BENEFITS            $3,623,231     $2,724,657
                                                       ==========     ==========

FIRSTBANK NORTHWEST 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
================================================================================


                                                         Year Ended December 31,
                                                         -----------------------
                                                            2002         2001
                                                         ----------   ----------

ADDITIONS TO NET ASSETS
   Investment income:
      Interest and dividends                             $   63,927   $   52,439
      Net appreciation in fair value of investments         364,941      413,335
                                                         ----------   ----------

                                                            428,868      465,774
                                                         ----------   ----------

   Contributions:
      Participants                                          438,678      275,797
      Employer matching                                      78,426       70,108
      Employer discretionary                                 26,992       43,326
                                                         ----------   ----------

                                                            544,096      389,231
                                                         ----------   ----------

         Total additions                                    972,964      855,005
                                                         ----------   ----------

DEDUCTIONS FROM NET ASSETS
   Benefits paid to participants                             74,390       80,049
                                                         ----------   ----------

         Total deductions                                    74,390       80,049
                                                         ----------   ----------

         NET INCREASE                                       898,574      774,956

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                      2,724,657    1,949,701
                                                         ----------   ----------

   End of year                                           $3,623,231   $2,724,657
                                                         ==========   ==========


See accompanying notes.                                                        3

FIRSTBANK NORTHWEST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

Note 1 - Summary of Accounting Policies

Basis of accounting:
The accompanying financial statements have been prepared under the accrual method of accounting.

Investment valuation and income recognition:
Investments are stated at fair value based upon quoted market prices, except for participant loans that are stated at cost that approximates their fair value. Net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for benefits consists of both realized and unrealized gains and losses on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Allowance for loss on receivables:
There has not been recognition of an allowance for loss on receivables as all receivables are deemed to be 100% collectible or adequately secured as of the date of this report.

Payment of benefits:
Benefits are recorded when paid.

Income tax status:
The Plan obtained its latest determination letter on January 22, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties:
The Plan provides for various investment options in any combination of common stock and mutual funds. Investment securities of these types are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term, and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

FIRSTBANK NORTHWEST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

Note 2 - Plan Description

General:
The following description of the FirstBank Northwest 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of FirstBank Northwest (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Amendments:
The Plan was restated during 2002 to conform with recent legislative acts relating to employee benefit plans. The Plan was also amended to adopt a five-year graded vesting schedule that was effective January 1, 2002.

Trustee:
The Plan changed Trustees November 1, 2002, from American Skandia to American Funds.

Eligibility:
An employee with at least one hour of service is eligible to participate in the Plan. An employee may begin contributing to the Plan on the first day of any month after completion of the eligibility requirements. Employees who are members of a collective bargaining unit operating within the Company are not eligible to participate in this Plan.

Contributions:
Participants can voluntarily elect to contribute up to 100% of their annual compensation to the Plan, subject to IRS limitations. Participants may also contribute amounts representing distributions from other qualified, defined benefit or contribution plans. The contributions are invested in various investment options as directed by the participant.

Matching or discretionary contributions are made at the discretion of the Company's Board of Directors. The Company elected to make a matching contribution of $78,426 and $70,108 and a discretionary contribution of $30,899 and $43,326 during the years ended December 31, 2002 and 2001, respectively.

Vesting:
Participants are immediately vested in their voluntary contributions and any income or loss thereon. Vesting in the Company's matching or discretionary contribution portion of their accounts plus actual earnings or losses thereon is based on years of service. Participants become fully vested when five or more years of service is completed, depending on the date of hire. Prior to the completion of five years of service, the participant is vested on a graduated scale depending on date of hire. A participant may also become 100% vested after the attainment of normal retirement age, death, or disability.

FIRSTBANK NORTHWEST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

Note 2 - Plan Description (Continued)

Participant's accounts
Each participant's account is credited or debited with the participant's and the Company's contributions and an allocation of net plan earnings and/or losses. Earning and loss allocations are based on participant investment balances. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested balance.

Forfeitures:
In the event of termination of employment prior to the completion of five years of vested service for any reason other than death or disability, a participant forfeits the nonvested portion in their account balance.

Forfeited balances of terminated participants' nonvested accounts are considered a reduction of the employer matching and discretionary contributions. Forfeitures of $3,907 and $11,616 were used to reduce the Company contributions during the years ended December 31, 2002 and 2001, respectively.

Payment of benefits:
Benefits will be paid to participants when they reach normal retirement age, terminate service with the employer, death, or disability. Distributions equal to the value of the participant's vested interest in his or her account can be made in a lump-sum payment or in installments not to exceed the participant's life expectancy.

Plan termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts and any unallocated forfeitures would be remitted to the Company.

Participant loans:
Participants may be allowed to borrow from their account up to the lesser of 50% of their vested account balance or $50,000. Loan terms range from zero to five years. The loans are secured by the balance in the participant's account and bear interest at a rate not less than 1.0% above the commercial prime rate of the Company's prime lending facility at the date of the loan. Principal and interest is paid through regular after-tax payroll deductions.

Administrative expenses:
Certain administrative expenses of the Plan are paid directly by the Company.

FIRSTBANK NORTHWEST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

Note 3 - Investments

The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                         2002            2001
                                                      ----------      ----------

Mutual Funds:
   JPM Money Market                                   $       --      $  131,778
   Growth Fund of America                                225,484              --
   U.S. Treasury Money Fund of America                   204,538              --
   Other mutual funds                                    463,373         553,321
                                                      ----------      ----------

             Total mutual funds                          893,395         685,099
                                                      ----------      ----------

Common Stocks:
     FirstBank NW Corp.                                2,638,473       1,961,554
                                                      ----------      ----------

 Participant loans                                            --           7,195
                                                      ----------      ----------

                                                      $3,531,868      $2,653,848
                                                      ==========      ==========


During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                       2002            2001
                                                    ----------      ----------

Mutual funds                                        $ (158,487)     $  (99,456)
Common stock                                           523,428         512,791
                                                    ----------      ----------

                                                    $  364,941      $  413,335
                                                    ==========      ==========


Note 4 - Parties in Interest

Certain Plan investments are shares in FirstBank NW Corp. common stock. These transactions represent investments in the Company and, therefore, qualify as parties in interest.

Certain Plan investments are shares of mutual funds managed by American Funds. American Funds is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

FIRSTBANK NORTHWEST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

Note 5 - Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits per the Form 5500 reconcile to the financial statements.

FIRSTBANK NORTHWEST 401(k) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
================================================================================

Plan's Sponsor EIN:        82-0138812
Plan Number:               002

                                                                    December 31, 2002
                                                   ---------------------------------------------------


                                                        Description of
                                                    Investment, including
                                                    Maturity Date, Rate of
        Identity of Issue, Borrower, Lessor,        Interest, Collateral,
                 or Similar Party                   Par, or Maturity Value    Cost      Current Value
-------------------------------------------------  ------------------------  ------     --------------
*American Funds:
   Washington Mutual Investors Fund                          ***               **       $       29,144
   AMCAP Fund                                                ***               **               82,691
   American Mutual Fund                                      ***               **               12,925
   Investment Company of America                             ***               **               90,955
   Growth Fund of America                                    ***               **              225,484
   Bond Fund of America                                      ***               **               33,744
   American Balanced Fund                                    ***               **               25,605
   Capital Income Builder                                    ***               **               13,164
   New Economy Fund                                          ***               **               73,979
   Intermediate Bond Fund of America                         ***               **               33,686
   World Growth and Income Fund                              ***               **               67,480
   U.S. Treasury Money Fund of America                       ***               **              204,538

Common stock:
   *FirstBank NW Corp.                                   128,706 shares        **            2,638,473
                                                                                        --------------

                                                                                        $    3,531,868
                                                                                        ==============

*   - A party in interest as defined by ERISA.
**  - The cost of participant-directed investments is not required to be disclosed.
*** - Share information is not available from the Plan trustee.

FIRSTBANK NORTHWEST 401(k) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
================================================================================

Plan's Sponsor EIN:        82-0138812
Plan Number:               002

There were no reportable transactions for 2002.